SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras starts production of FPSO Cidade de Anchieta
in pre-salt of Campos Basin

Rio de Janeiro, September 11, 2012 – Petróleo Brasileiro S.A. - Petrobras informs that yesterday, September 10, around 6 pm, it has started the oil production at well 7-BAZ-02-ESS through the platform Cidade de Anchieta.

The platform is located in the Baleia Azul field in the area known as Parque das Baleias, off the coast of the state of Espírito Santo in Campos Basin. This platform, which is an FPSO (Floating, Production, Storage and Offloading), is exclusively dedicated for pre-salt production at Baleia Azul, Jubarte and Pirambu fields, in which Petrobras holds a 100% stake.

FPSO Cidade de Anchieta will produce oil of high commercial value (28º API). The FPSO was chartered to SBM Services Inc., and has the capacity to process 100,000 barrels of oil and 3.5 million m3 of gas per day. The platform is installed at a water depth of 1,221 meters, 80 km off the coast. The produced natural gas will be pumped through the Sul-Norte Capixaba pipeline to the Nautral Gas Treatment Unit in Cacimbas, on the coast of Espírito Santo state.

The initial production of well 7-BAZ-02-ESS, which is already connected to the platform, is estimated at 20,000 barrels per day. An additional 9 wells (6 production wells and 3 injection wells) will be connected to the platform. Peak production of 100,000 barrels per day by is expected to be reached in February 2013.

FPSO Cidade de Anchieta was converted at the Keppel shipyard in Singapore and is part of the pre-salt development project for the Parque das Baleias area.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
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